

Mail Stop 3030

January 29, 2010

Mr. John Kennedy
Chief Executive Officer
Viking Systems, Inc.
134 Flanders Road
Westborough, MA 01581

> **Re: Viking Systems, Inc.**
> **Form S-1**
> **Filed January 15, 2010**
> **File No. 333-164374**

Dear Mr. Kennedy:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Executive Compensation, page 26

1. Please update your disclosures required by Item 402 of Regulation S-K to include compensation information for your last completed fiscal year. Ensure that the remainder of your document includes current disclosure. We note, for example, the reference to the "fiscal-year ended December 30, 2008" in the last section on page 25.

2. Refer to note 4. Tell us the authority on which you relied to register a transaction under the Securities Act "in this annual report on Form 10-K."

<u>Security Ownership . . ., page 29</u>

3.   Please identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by Midsummer Investment. Note 5 appears to only identify those who share dispositive power, but not those who have or share voting power.

<u>Experts, page 31</u>

4.   With a view toward disclosure, tell us in what section you have disclosed the "December 31, 2009 financial statements" mentioned here.

<u>Undertakings, page 66</u>

5.   Please revise to include the undertakings required by Regulation S-K Item 512(a)(5)(ii) and (a)(6).

<u>Signatures</u>

6.   Your registration statement must be signed by your controller or principal accounting officer, and any person who signs the form in more than one capacity must indicate each capacity in which he signs the form. Please revise the signatures below the second paragraph of text on this page. Refer to Instructions 1 and 2 to Form S-1, Signatures.

*   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3641 with any questions.

Sincerely,

Geoff Kruczek
Senior Attorney

cc (via fax):   Amy M. Trombly, Esq.